

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2010

Mr. Ted W. Rollins
Chief Executive Officer
Campus Crest Communities, Inc.
2100 Rexford Road, Suite 414
Charlotte, NC 28211

> **Re: Campus Crest Communities, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-11**
> **Filed July 16, 2010**
> **File No. 333-166834**

Dear Mr. Rollins:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Our Distribution Policy, page 60

1.   We note your response to prior comment 9. It appears that your estimated initial annual distribution is expected to be greater than the minimum distribution requirements applicable to REITs. Please revise to include a clarifying statement to this effect, or tell us why the statement is not accurate.

2.   Please revise your calculation of cash available for distribution for the 12 months ended March 31, 2011, to include your estimated costs for capital expenditures related to the construction of student housing properties during this period. To the extent that you have received commitments from lenders for funds which could be used to finance theses expenditures, you may include those proceeds as a separate line item in your calculation.

3.   We note that in footnote (3) to your calculation of cash available for distribution for the 12 months ended March 31, 2011, you have added management services fees for the properties currently under construction and scheduled to commence operations for the

2010-2011 academic year. Please tell us how these estimated management fees will be calculated, and if any incentive management fees will be included in the calculation. Please also tell us how you determined these amounts are factually supportable.

4.   We note you have included increases in revenues from anticipated increases in occupancy and average rental rates for the 12 month period ended March 31, 2011, as compared with the comparable prior 12 month period, in your calculation of cash available for distribution for the 12 months ended March 31, 2011, the calculations of which are presented in footnotes (4) and (5). Please note that only factually supportable adjustments are allowed to be included in determining cash available for distribution. Based on your disclosure of your unique leasing characteristics on page 80, we would anticipate that most of your leases simply terminate prior to the beginning of a new school year, and that you will obtain new leases coinciding with the beginning of the new school year. As such, please revise your calculation of cash available for distribution for the 12 months ended March 31, 2011 to show the decrease in net revenues due to lease expirations, and add back contractually-obligated net lease revenues for leases commencing during the period, based on the actual lease amounts for executed leases in hand.

5.   In your next amendment, please include an additional footnote describing the Decrease in expense from the non-recurring charge related to the write-off of pre-development costs that was recorded in 2009, and tell us why it is appropriate to add this amount back in your calculation of Estimated cash flows from operating activities for the 12 months ending March 31, 2001.

Summary of Executive Compensation Table, page 163

Termination Payment Table, page 167

6.   We note your revised disclosure and responses to prior comments 13 and 14 and will continue to monitor future amendments for updated disclosure in both the Summary Compensation Table and the Termination Payment Table.

Structure and Formation

Formation Transactions, page 179

7.   We note your response to comment 16 from our letter dated July 13, 2010, as well as your response to comment 45 from our letter dated May 14, 2010. Please explain to us why the disclosure on page 185 describes HSRE's sale to your operating partnership of all of its interest in the Grove at Milledgeville but does not describe a similar sale of HSRE's interest in the Grove at Carrollton. Your response suggests that both of these transactions are subject to lender consents. Also, please clarify why you would sell your current indirect interest in these two properties to HSRE before your operating

partnership purchases HSRE's interests. If you intend to hold 100% of these properties, it is not clear why you would first need to transfer your current interests to HSRE.

Adjustments to the Unaudited Pro Forma Condensed Consolidated Balance Sheet as of March 31, 2010 (D), page F-6

8. We refer to your response to comment 17 in your response letter dated July 17, 2010. Please tell us which specific properties the gains or losses included in accumulated earnings relate to, and refer to the accounting literature you applied to determine your accounting for the remeasurement of the interests.

Part II

Exhibit 8.1 - Opinion of Bradley Arant Boult Cummings LLP with respect to tax matters

9. We note your response to prior comment 20; however, the scope of counsel's reliance on the Officer's Certificate still is not clear. Please provide a revised opinion clarifying that counsel has relied only on factual representations contained in the Officer's Certificate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric McPhee, Staff Accountant, at (202) 551-3693 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Paul S. Ware
        J. Andrew Robison
        Bradley Arant Boult Cummings LLP *(via facsimile)*